SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2009 and December 31, 2008 and for the six-month periods ended June 30, 2009 and 2008

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2009 and December 31, 2008 and for the six-month periods ended June 30, 2009 and 2008

$ : Argentine peso

US$ : US dollar

$3.797 = US$1 as of June 30, 2009

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008

(In millions of Argentine pesos – see Note 3.c)

	As of June 30, 2009 (unaudited)	As of December 31, 2008
ASSETS
Current Assets
Cash and banks	$33	$36
Investments	1,684	1,089
Accounts receivable, net	1,027	1,009
Other receivables, net	228	201
Inventories, net	243	251
Other assets, net	6	6

Total current assets	3,221	2,592

Non-Current Assets
Other receivables, net	64	87
Investments	1	1
Fixed assets, net	6,254	6,188
Intangible assets, net	761	772
Other assets, net	3	3

Total non-current assets	7,083	7,051

TOTAL ASSETS	$10,304	$9,643

LIABILITIES
Current Liabilities
Accounts payable	$1,558	$1,771
Debt	1,545	1,355
Salaries and social security payable	210	237
Taxes payable	569	622
Other liabilities	58	46
Contingencies	39	36

Total current liabilities	3,979	4,067

Non-Current Liabilities
Accounts payable	26	27
Debt	762	688
Salaries and social security payable	86	83
Taxes payable	196	224
Other liabilities	168	146
Contingencies	320	319

Total non-current liabilities	1,558	1,487

TOTAL LIABILITIES	$5,537	$5,554
Noncontrolling interest	2,204	1,900
SHAREHOLDERS’ EQUITY	$2,563	$2,189

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,304	$9,643

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the six-month periods ended June 30,
	2009	2008
Net sales	$5,754	$5,051
Cost of services	(2,880)	(2,689)

Gross profit	2,874	2,362
General and administrative expenses	(201)	(170)
Selling expenses	(1,364)	(1,145)

Operating income	1,309	1,047
Gain on equity investees	13	—
Financial results, net	(152)	(8)
Other expenses, net	(74)	(92)

Net income before income tax and noncontrolling interest	1,096	947
Income tax expense, net	(394)	(328)
Noncontrolling interest	(323)	(286)

Net income	$379	$333

Net income per ordinary share	$34,14	$30,02

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings				Total Shareholders’ equity
	Capital Stock		Inflation adjustment of common stock	Share issue premiums (1)	Total	Legal reserve	Foreign currency translation adjustments	Accumulated earnings	Total
Concept	Common stock	Preferred shares
Balances as of January 1, 2008	$53	25	125	896	1,099	162	37	357	556	$1,655
As approved by the Shareholders’ Ordinary Meeting held on April 30, 2008:
Legal Reserve	—	—	—	—	—	18	—	(18)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	18	—	18	18
Net income for the period	—	—	—	—	—	—	—	333	333	333

Balances as of June 30, 2008	$53	25	125	896	1,099	180	55	672	907	$2,006

Balances as of January 1, 2009	$53	25	125	896	1,099	180	52	858	1,090	$2,189
Foreign currency translation adjustments	—	—	—	—	—	—	(1)	—	(1)	(1)
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	—	—	(4)	—	(4)	(4)
Net income for the period	—	—	—	—	—	—	—	379	379	379

Balances as of June 30, 2009	$53	25	125	896	1,099	180	47	1,237	1,464	$2,563

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2009 and 2008

(In millions of Argentine pesos – see Note 3.c)

	For the six-month periods ended June 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$379	$333
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	89	42
Depreciation of fixed assets	522	627
Amortization of intangible assets	8	11
Gain on equity investees	(13)	—
Consumption of materials	52	51
Gain on sale/disposal of fixed assets and other assets	(4)	(3)
Provision for lawsuits and contingencies	27	53
Holdings (gain) loss on inventories	(11)	15
Interest and other financial losses on loans	251	102
Income tax	(37)	242
Noncontrolling interest	323	286
Net increase in assets	(114)	(221)
Net decrease in liabilities	(127)	(31)

Total cash flows provided by operating activities	1,345	1,507

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(749)	(678)
Intangible asset acquisitions	(7)	(5)
Proceeds for the sale of fixed assets and other assets	10	6
Decrease (increase) in investments not considered as cash and cash equivalents	(8)	510

Total cash flows used in investing activities	(754)	(167)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	284	88
Payment of debt	(212)	(904)
Payment of interest and debt-related expenses	(80)	(110)
Cash dividends paid	(14)	(26)

Total cash flows used in financing activities	(22)	(952)

INCREASE IN CASH AND CASH EQUIVALENTS	569	388
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,471	$846

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom” and together with its subsidiaries, the “Telecom Group”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and Telecom, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b) Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, Telecom began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Telecom Group had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of Telecom’s subsidiaries with their respective percentage of capital stock owned by Telecom as of June 30, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entities at June 30, 2009.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of June 30, 2009

As of June 30, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of June 30, 2009, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a serious non-performance of material obligations;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of June 30, 2009 all of the ordinary shares of Nortel Inversora belong to Sofora; additional information in Note 7);

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies; and

•	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal and,

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Nucleo’s licenses are revocable mainly in the case of:

•	an interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

The Decree requires Telecom Argentina and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefonica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to the SC approval, a procedure to select the Fiduciary institution and to provide a proposed Fiduciary agreement, within 60 days from its effective date of publication. At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the scope of its functions and the procedures associated with them. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, Telecom Argentina and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $516 for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2009, this provision amounts to $136. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $48 as of June 30, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, at June 30, 2009, Personal has recorded a provision of $10. At the date of issuance of these consolidated financial statements, Personal has begun the reimbursement.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue are actually available.

At the date of issuance of these consolidated financial statements, Telecom Argentina was evaluating feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

At June 30, 2009, Telecom Argentina has a net receivable of $71 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($4 as current receivables and $90 as non-current receivables).

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At June 30, 2009, the reserves corresponding to these regulatory duties amounted to $80.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. Telecom Argentina has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $10.2. Management of Telecom Argentina is reviewing the results, and if the amount is appropriate, Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.e – Other claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of June 30, 2009 and December 31, 2008, Telecom Argentina recorded as “Other receivable” a total of $23.

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have timely fulfilled the Agreement’s commitments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

At the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved RT26 “Adoption of International Financial Reporting Standards”, which will be fully effective for the Company as from January 1, 2011. In June 2009, the FACPCE approved RT27 related to the adoption of IFRS.At the date of issuance of these consolidated financial statements the CNV has not yet adopted the new standards. The management of the Company is analyzing the impact of these new standards on the financial statements.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Nucleo, Springville, Micro Sistemas and Telecom USA).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the six-month period ended June 30, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	10,304	10,258	(46)
Total liabilities	5,537	5,520	(17)
Noncontrolling interest	2,204	2,191	(13)
Shareholders’ equity	2,563	2,547	(16)
Net income	379	381	2

(*)	As required by CNV resolution.

(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying June 30, 2009 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Telecom Argentina Group’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,959,000 (unaudited) at June 30, 2009 and 3,889,000 (unaudited) at June 30, 2008 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,521,000 (unaudited) at June 30, 2009 and 4,019,000 (unaudited) at June 30, 2008.

Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

The Company presents the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2009	2008
Net income in the statements of income	$379	333
Less: Results corresponding to Class “A” and Class “B” preferred shares	(197)	(173)

Total results used to calculate earning per ordinary share.	$182	160

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 allowed the application of CPCECABA Resolution MD No. 3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. Telecom Group adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $63 as of June 30, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Telecom Group’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Telecom has investments in certain government bonds. Telecom has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of June 30, 2009. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below (additional information is given in Note 12):

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost.

Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At June 30, 2009 Telecom holds capital leases in the amount of $9, maturing in fiscal year 2009. A summary by major class of fixed assets covered by capital leases at June 30, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(8)

Net value	11

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month period ended June 30, 2009, Telecom has estimated a provision for income taxes.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2009 and 2008.

•	Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year. This receivable has been fully provided for as of December 31, 2008 and 2007.

(q) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476” – see Note 11.e.2 -), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(s) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to hedge the Telecom Group exposure to foreign currency and/or interest rate fluctuations

The Telecom Group has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Telecom Group does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, Telecom Argentina entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that Telecom’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency and other derivatives

Between October 2008 and January 2009, the Telecom Group entered into several contracts to purchase a total amount of US$ 108.5 million and Yen 5,120 million, to hedge its exposure to foreign currency fluctuations with respect to its Notes. Additionally, in January 2009, the Telecom Group entered into a derivative contract (an Euro “Zero Cost Collar”) as supplementary of those contracts, to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. These contracts have expired in April 2009 and were regarded as ineffective.

3. NDF contracts to purchase foreign currency for Notes and accounts payable

The Telecom Group entered into several contracts to purchase foreign currency which main characteristics at June 30, 2009, are the following:

a) For Notes

	Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at June 30, 2009 assets (liabilities)
Telecom	US$	1.5	3.249 $/US$ to 3.30 $/US$	July 2008	July - September 2009	1
	US$	185.0	4.0295 $/US$	March/June 2009	October 2009	(1)
Personal	US$	137.4	4.1702 $/US$	March/June 2009	December 2009	(1)
	US$	11.2	3.353 $/US$ to 3.445 $/US$	June 2008	September - December 2009	8

		335.1				(*)7

(*)	Includes $13 in Other current receivables (of which $1 corresponds to related parties, see Note 7.e) and $(6) in Current debt.

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its obligations in Argentine peso. However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, for the six-month period ended June 30, 2009, the changes in the fair value of these hedges were recognized as a gain in the financial results as “Gain (loss) on derivatives” in an amount of $7.

b) For accounts payable

During 2008, Telecom and Personal entered into several NDF contracts in order to hedge its exposure to US dollar fluctuations related to software, licenses and hardware services contract to be cancelled in US dollars.

The main terms of NDF contracts and service contracts (amounts and maturities) were the same, allowing a perfect cash flows matching between both contracts; so, the Telecom Group designated these NDF contracts as effective cash flow hedges. However, from the second quarter of 2009 to the date of issuance of these consolidated financial statements, the management of the Group decided to cancel in advance some of these service contracts, but keeping the related NDF. By means of this, the Telecom Group had to designate these NDF as ineffective and decided to use them for Notes (see a) above). Therefore, the changes in the fair value of these NDF until the cancellation date (a gain of $4) and the subsequent changes were recognized as a gain (loss) in the item line “Financial results, net”.

Additionally, in June 2009, Personal entered into several NDF contracts amounting to US$15 million maturing September 2009, in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Telecom Group designated these NDF contracts as ineffective cash flow hedges. For the six-month period ended June 30, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $1 with counterpart in the item line “Accounts payable”.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2009 and 2008 are shown in Note 15.h. under the caption “Advertising”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(w) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9.1, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its shareholders’ equity and valued them at their nominal value, restated in constant pesos at each period-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of such accounting standards, the Management of the Company –with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s shareholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2009	As of December 31, 2008
Cash	$8	$9
Banks	25	27

	$33	$36

(b) Investments

Investments consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Time deposits	$1,176	$718
Mutual funds	249	144
Government bonds	246	223
Related parties (Note 7)	13	4

	$1,684	$1,089

Non current
2003 Telecommunications Fund	1	1

	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Voice, data and Internet	$587	$538
Wireless (i)	593	602
Wireless – related parties (Note 7)	—	5

Subtotal	1,180	1,145
Allowance for doubtful accounts (Note 15.e)	(153)	(136)

	$1,027	$1,009

Non current
Voice, data and Internet	$1	$1
Allowance for doubtful accounts (Note 15.e)	(1)	(1)

	$—	$—

(i)	Includes $19 as of June 30, 2009 and $20 as of December 31, 2008 corresponding to Nucleo’s receivables.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Prepaid expenses	$73	$57
Tax credits	56	48
SU credits (Note 2.d)	48	36
Derivatives (Note 4.t)	13	22
Restricted funds	11	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	4	11
Other	39	41

Subtotal	244	224
Regulatory contingencies (Notes 2.g and i and 14.e)	(4)	(11)
Allowance for doubtful accounts (Note 15.e)	(12)	(12)

	$228	$201

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$90	$93
Other tax credits	31	28
Prepaid expenses	19	21
Restricted funds	15	15
Credit on minimum presumed income tax	7	20
Other	9	13

Subtotal	171	190
Regulatory contingencies (Notes 2.g and i and 15.e)	(76)	(75)
Allowance for doubtful accounts (Note 15.e)	(31)	(28)

	$64	$87

(e) Inventories

Inventories consist of the following:

	As of June 30, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 15.f)	$266	$267
Allowance for obsolescence (Note 15.e)	(23)	(16)

	$243	$251

(f) Other assets

Other assets consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$7	$7
Allowance for other assets (Note 15.e)	(1)	(1)

	$6	$6

Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 15.e)	(3)	(3)

	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2009	As of December 31, 2008
Non current
Net carrying value (Note 15.a)	$6,273	$6,207
Write-off of materials (Note 15.e)	(19)	(19)

	$6,254	$6,188

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Other assets and services suppliers	576	609
Fixed assets suppliers	$550	$773
Inventories suppliers	207	157

Subtotal	1,333	1,539
Deferred revenues	124	134
Related parties (Note 7)	51	62
Agent commissions	34	21
SU reimbursement (Note 2.d)	16	15

	$1,558	$1,771

Non current
Fixed assets suppliers – Related parties (Note 7)	$26	$27

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$180	$193
Termination benefits	30	44

	$210	$237

Non current

Termination benefits	$86	$83

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Income tax, net	$261	$290
Tax on SU (Note 2.d)	136	121
VAT, net	54	67
Turnover tax	24	47
Internal taxes	24	25
Regulatory fees	15	15
Other	55	57

	$569	$622

Non current (Note 10)
Deferred tax liabilities	$182	$224
Law No. 26,476 Tax Regularization Regime	14	—

	$196	$224

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2009	As of December 31, 2008
Current
Guarantees received	$18	$16
Deferred revenue on sale of capacity and related services	12	10
Customer loyalty programs	8	5
Capital reimbursement of Nucleo payable	6	—
Court fee	3	3
Other	11	12

	$58	$46

Non current
Deferred revenue on sale of capacity and related services	$104	$86
Asset retirement obligations	37	37
Legal fee	12	—
Court fee	7	11
Retirement benefits	6	9
Customer loyalty programs	2	2
Other	—	1

	$168	$146

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2009	2008
Voice	$1,377	$1,322
Internet	486	339
Data	127	103

Voice, data and Internet	1,990	1,764

Prepaid and post-paid	1,328	1,097
Roaming, TLRD and CPP	796	807
Value added services	1,048	790
Sale of handsets	339	323
Other	63	55

Wireless in Argentina	3,574	3,072

Prepaid and post-paid	132	142
Roaming, TLRD and CPP	28	48
Value added services	12	11
Sale of handsets	3	4
Internet	10	7
Other	5	3

Wireless in Paraguay	190	215

Total net sales	$5,754	$5,051

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(m) Gain on equity investees

Gain on equity investees consist of the following:

Foreign currency translation adjustment realized on capital reimbursement of Nucleo	$13	$—

(n) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended June 30,
	2009	2008
Generated by assets
Interest income	$58	$47
Related parties (Note 7)	2	—
Foreign currency exchange gain	91	(34)
Holding (gain) loss on inventories	11	(15)
Other	2	(2)

Total generated by assets	$164	$(4)

Generated by liabilities
Interest expense	$(101)	$(107)
Less capitalized interest on fixed assets	10	11
Gain (loss) on discounting of debt and other liabilities	22	(32)
Foreign currency exchange loss	(242)	17
Gain (loss) on derivatives	(7)	102
Gain on derivatives - related parties (Note 7)	1	—
Other	1	5

Total generated by liabilities	$(316)	$(4)

	$(152)	$(8)

(o) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended June 30,
	2009	2008
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	$36	$—
Provision for contingencies (Note 15.e)	(63)	(53)
Severance payments and termination benefits	(32)	(30)
Allowance for obsolescence of inventories (Note 15.e)	(9)	(3)
Allowance for obsolescence of materials (Note 15.e)	(1)	1
Provision for regulatory contingencies (Note 15.e)	(4)	(7)
Allowance for doubtful accounts and other assets (Note 15.e)	(3)	(3)
Gain on sale of fixed assets and other assets	4	3
Other, net	(2)	—

	$(74)	$(92)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2009	2008	2008	2007
Cash and banks	$33	$22	$36	$45
Current investments	1,684	848	1,089	947

Total as per balance sheet	$1,717	$870	$1,125	$992
Less:
Items not considered cash and cash equivalents
• Time deposits with maturities of more than three months	—	(24)	—	(534)
• Government bonds	(246)	—	(223)	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,471	$846	$902	$458

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Six-month periods ended June 30,
	2009	2008
Foreign currency exchange gain (loss) on cash and cash equivalents	$62	$(31)
Interest income generated by current investments	37	23
Interest income generated by accounts receivable	24	24
Collection on swap settlement	—	57

Subtotal (originated in financial transactions)	123	73
Income taxes paid	(431)	(86)
Other cash flows provided by operating activities	1,653	1,520

Total cash flows provided by operating activities	$1,345	$1,507

Income taxes eliminated from operating activities components:

	Six-month periods ended June 30,
	2009	2008
Reversal of income tax included in the statement of income	394	328
Income taxes paid	(431)	(86)

Total income taxes eliminated from operating activities	$(37)	$242

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2009	2008
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(17)	$—
Trade accounts receivable	(90)	(27)
Other receivables	(12)	(97)
Inventories	5	(97)

	$(114)	$(221)

Net (decrease) increase in liabilities
Accounts payable	$(61)	$(73)
Salaries and social benefits payable	(23)	13
Taxes payable	(48)	66
Other liabilities	14	(12)
Contingencies	(9)	(25)

	$(127)	$(31)

Interest paid during the six-month periods ended June 30, 2009 and 2008, amounted to $80 and $110, respectively. • Main non-cash operating transactions:

	Six-month periods ended June 30,
	2009	2008
Credit on minimum presumed income tax offset with income taxes	$7	$166
Derivatives	13	45
Credit on income tax from cash dividends paid by foreign companies	4	7
Legal fee from Tax Regularization Regime	14	—
Capital reimbursement of Nucleo	6	—
Foreign currency translation adjustments in assets	27	83
Foreign currency translation adjustments in liabilities	9	11

• Most significant investing activities: Fixed assets acquisitions include:

	Six-month periods ended June 30,
	2009	2008
Acquisition of fixed assets (Note 15.a)	$(615)	$(751)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(633)	(572)
Less:
Acquisition of fixed assets through incurrence of accounts payable	484	632
Capitalized interest on fixed assets	10	11
Wireless handsets lent to customers at no cost (i)	5	2

	$(749)	$(678)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

Intangible assets acquisitions include:

	Six-month periods ended June 30,
	2009	2008
Acquisition of intangible assets (Note 15.b)	$—	$(6)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(7)	(5)
Less:
Acquisition of intangible assets through incurrence of accounts payable	—	6

	$(7)	$(5)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2009	2008
Collection of time deposits with maturities of more than three months	$—	$510
Acquisition of Government bonds	(227)	—
Collection of Government bonds	219	—

Total cash flows from investments not considered as cash equivalents	$(8)	$510

•	Financing activities components:

	Six-month periods ended June 30,
	2009	2008
Debt proceeds	$66	$64
Bank overdrafts	218	24
Payment of Notes	(172)	(844)
Payment of bank loans	(40)	(60)
Payment of interest on Notes	(76)	(108)
Payment of interest on bank loans	(4)	(2)
Cash dividends paid	(14)	(26)

Total financing activities components	$(22)	$(952)

7 – Related party transactions

(a) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to Telecom Italia Group or with W de Argentina – Inversiones S.L.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties ceased to be related parties of Telecom and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework. Some of these different opinions were adopted by members of Telecom Argentina’s Board. Various legal actions involving Telecom’s indirect shareholders were also initiated.

Similarly, the Transaction required the intervention of the Argentine Antitrust Commission and the SC.

On January 9, 2009, the Argentine Antitrust Commission issued Resolution No. 4/09, in which it ruled that the companies involved in the Transaction must comply with the provisions of section 8 of the LDC. Among other matters, this resolution stated that until the Commission issues a resolution pursuant to the LDC with respect to the Transaction, the purchasers shall abstain from exercising – directly or indirectly – their political rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom and its controlled companies and ordered the directors and members of the Supervisory Committee of Telecom, Personal, Sofora and Nortel and their respective subsidiaries located in the Republic of Argentina, appointed by the request of Telecom Italia S.p.A. or Telecom Italia International N.V., to abstain from taking any action contrary to the provisions of CNDC Resolution No. 04/09.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

On March 30, 2009, the Argentine Antitrust Commission issued Resolution No. 43/09, designating two Observers until April 30, 2009 charged with verifying that directors and members of the Supervisory Committee appointed by the request of Telecom Italia S.p.A. or Telecom Italia International N.V. to Sofora, Nortel, Telecom Argentina, Telecom Personal and their respective subsidiaries located in Argentina comply with terms of CNDC Resolution No. 04/09. On May 6, 2009, through Resolution No. 62/09, the Argentine Antitrust Commission ordered that these same Observers carry out identical functions as those established in Resolution No. 43/09 through June 22, 2009, which was the final date.

Additionally, on April 3, 2009, the Argentine Antitrust Commission issued Resolution No. 44/09 resolving the following:

•

Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and the attorneys-in-fact, officers and directors of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Micro Sistemas and Cubecorp Argentina S.A. should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of voting rights -exclusively-, or from deciding or giving instructions for the exercise of voting rights;

•

Sofora, Nortel, Telecom, Personal, Micro Sistemas and Cubecorp Argentina S.A. must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009 (the date on which the Argentine Antitrust Commission passed Resolution No. 04/09);

•	the Observers, appointed under CNDC Resolution No. 43/2009 must appear at the mentioned companies to verify compliance with CNDC Resolution No. 44/09.

CNDC Resolutions No. 43/09 and 44/09 were appealed by the interested parties before the Argentine Antitrust Commission, but that Commission rejected these appeals. Therefore, the Company, among others, filed a complaint (“recurso de queja”) with the National Court of Appeals of Federal Civil and Commercial Matters seeking to overturn this rejection. This complaint is currently under review.

In addition, Telecom Italia S.p.A. and Telecom Italia International N.V. have requested a precautionary measure for the suspension of Resolution No. 44/09 until a decision is reached in connection with their motion to reconsider rejection of an appeal against such resolution. On April 24, 2009, the Second National Court of Appeals in Federal Civil and Commercial Matters decided that “it is reasonable to temporarily suspend any discussion of matters relating to the Shareholder Meetings of the Telecom Group at Sofora and Nortel’s Board of Directors meetings, and to temporarily suspend Telecom and Nortel’s Ordinary and Extraordinary Shareholder Meetings until the Court renders a decision regarding the precautionary measure herein requested”.

On May 27, 2009, the Argentine Antitrust Commission issued Resolution No. 64/09 resolving to order the Board of Directors of Telecom Argentina S.A.: (i) the immediate reestablishment of the Steering Committee that had been previously dissolved; (ii) to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into a position of Chief Executive Officer and its designation, thereby restoring the roles prior to this unification and (iii) the revocation of the changes made to the internal authorization regime and of any other decision adopted which implied the exercise of voting rights since the issuance of Resolution No. 4/09 on January 9, 2009. In this regard, Telecom’ s Chairman called a Meeting of the Board of Directors to be held on June 12, 2009, which included an item in the agenda regarding “Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures to be adopted, if applicable”. However, on June 11, 2009, Telecom Argentina was notified of a precautionary measure issued by the Second Court of Appeals in Federal, Civil, and Commercial Matters, following the request of Telecom Italia S.p.A. and Telecom Italia International N.V., pursuant to which Telecom Argentina was ordered to abstain from considering, in the Meeting of the Board of Directors to be held on June 12, 2009, the item of the agenda related to the consideration of Resolution No. 64/09 of the Argentine Antitrust Commission.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

On July 13, 2009, the Company was notified of CNDC Resolutions No. 80/09 and 81/09 granting the appeals timely filed by, among others, Nortel and some of its directors and members of the Supervisory Committee against CNDC Resolutions No. 64/09 and 62/09, respectively. Resolution of these appeals is still pending.

On July 23, 2009, and in accordance with the provisions of Section 16 of the LDC, the SC issued “a report and grounded opinion” to the CNDC, concluding that the Operation, to which Telecom is not a party, “violates the regulatory framework for telecommunications.”

On July 27, 2009, the Second National Court of Appeals in Federal Civil and Commercial Matters accepted the complaint filed by Telecom Italia S.p.A. and Telecom Italia International N.V. against CNDC Resolution No. 44/09, granting (with devolutive effect) the appeal requested by the petitioners. In addition, the Court accepted the request for a precautionary measure, suspending the effects of CNDC Resolution No. 44/09.

On July 29, 2009, Nortel was notified of another decision passed by the Second National Court of Appeals in Federal Civil and Commercial Matters, accepting the complaint filed by Sofora, Nortel, Telecom Argentina, Personal and some of their directors and members of the Supervisory Committee, in connection with the appeal filed against CNDC Resolution No. 44/09, in the same terms as detailed above.

As a consequence of the decision of the Court in connection with the requested precautionary measure, suspending the effects of CNDC Resolution No. 44/09, the temporary suspension of the Shareholders’ Meeting called for April 29, 2009, ordered by the Court has ceased. Therefore, Nortel’s Board of Directors has called an Ordinary Annual and Special Class “A” Preferred Shares’ Shareholders Meeting to be held on September 11, 2009, in order to consider the matters set forth in the Agenda for the Meeting that had been temporarily suspended.

Additional information on the Transaction and its consequences, can be reviewed in www.cnv.gov.ar (section “Autopista de Información Financiera”) and in www.sec.gov.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of June 30, 2009 and December 31, 2008 and for the six-month periods ended June 30, 2009 and 2008:

	As of June 30, 2009	As of December 31, 2008
Investments
Standard Bank S.A. (Note 15.c) (a)	$3	$4
Standard Bank S.A. (Note 15.d) (a)	10	—

	$13	$4

Accounts receivable
TIM Celular S.A. (b)	$—	$2
Telecom Italia S.p.A. (b)	—	3

	$—	$5

Other receivables
Standard Bank S.A. (a)	$1	$—

	$1	$—

Current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$31	$12
Telecom Italia S.p.A. (b)	9	2
Latin American Nautilus USA Inc. (b)	4	1
Latin American Nautilus Argentina S.A. (b)	3	4
Etec S.A. (b)	2	1
TIM Celular S.A. (b)	1	1
Latin American Nautilus Ltd. (b)	—	3
Italtel Argentina S.A. (b) (c)	—	37
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1

	$51	$62

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$23	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1

	$26	$27

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

		Six-month periods ended June 30,
	Transaction description	2009	2008
Services rendered:
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	$6	$2
TIM Celular S.A. (b)	Roaming	6	7
Telecom Italia S.p.A. (b)	Roaming	4	2
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	1
Italtel Argentina S.A. (b) (c)	International inbound calls	—	3
Standard Bank (a)	Usage of fixed telephony	3	2
Standard Bank (a)	Interest	2	—
Standard Bank (a)	Gain on derivatives	1	—

Total services rendered		$22	$17

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data	$(31)	$(18)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(12)	(13)
Etec S.A. (b)	International outbound calls	(4)	(2)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(4)	(3)
Latin American Nautilus USA Inc. (b)	International outbound calls	(3)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(2)	(2)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(3)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(5)	(3)
Caja de Seguros S.A. (a)	Insurance	(1)	(2)
La Estrella Compañía de Seguros S.A. (a)	Insurance	(1)	(1)

Total services received		$(63)	$(48)

Purchases of fixed assets/intangible assets:
Telecom Italia S.p,A. (b)		$1	$2
Telecom Italia Sparkle S.p.A. (b)		—	2
Latin American Nautilus Ltd. (b)		—	4
Italtel Argentina S.A. (b) (c)		—	71

Total fixed assets and intangible assets		$1	$79

(a)	Such companies relate to W de Argentina – Inversiones S.L.

(b)	Such companies relate to Telecom Italia Group.

(c)	This company is no longer related party at December 2008.

(d)	This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Dividends payable of Nucleo

On April 14, 2009, as approved by the Shareholders’ Ordinary Meeting held on March 25, 2009, Nucleo paid a cash dividend in an amount in Guaranies equivalent to $34, corresponding $20 to Personal and $14 to the minority shareholders.

(e) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom), being Telecom the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the BCBA’s Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”). The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger and the corresponding financial statements. It also approved the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when Telecom assumed the rendering of Cubecorp’s services.

The Shareholders’ Meeting of Telecom dated April 28, 2009 which in its Agenda was to consider all the documents of the merger, was provisionally suspended by a resolution of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in e) above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments – Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

(f) Acquisition of Springville

In April 2009, Personal acquired the shares of the Uruguayan company Springville for an amount of Uruguayan pesos 237,180, equivalent to US$9,892. At June 30, 2009, Springville has not carried out any operations. It was acquired by Personal for the purposes of rendering resale services relating to telecommunications in Uruguay.

(g) Nucleo’s voluntary capital reduction

On June 5, 2009, Nucleo’s General Extraordinary Shareholders’ Meeting approved the voluntary capital reduction in an amount of Guaranies 24,800 million (equivalent to $19), which shall cancel 2,480 ordinary shares (1,674 corresponding to Personal). This reduction resulted in a gain of $13 included in the item line “Gain on equity investees” corresponding to the realization of the foreign currency translation adjustments originally included in the item line “Foreign currency translation adjustments” in the Shareholders’ equity.

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of June 30, 2009 and December 31, 2008, the Telecom Group’s short-term and long-term debt comprises the following:

	As of June 30, 2009	As of December 31, 2008
Short-term debt:
• Principal:
Notes	$1,223	$1,255
Bank loans	86	89
Bank overdrafts	218	—

Subtotal	1,527	1,344
• Accrued interest	21	20
• Derivatives	6	—
• Effect on discounting of debt	(9)	(9)

Total short-term debt	$1,545	$1,355

Long-term debt:
• Principal:
Notes	$725	$688
Bank loans	37	—

Total long-term debt	$762	$688

Total debt	$2,307	$2,043

The following table segregates the Telecom Group’s debt by company as of June 30, 2009:

	Telecom	Personal	Nucleo	Consolidated as of June 30, 2009	Consolidated as of December 31, 2008
• Principal	1,223	941	125	2,289	2,032
• Accrued interest	17	2	2	21	20

Subtotal	1,240	943	127	2,310	2,052
• Derivatives	3	3	—	6	—
• Effect on discounting of debt	(9)	—	—	(9)	(9)

Total debt	1,234	946	127	2,307	2,043

• Short-term debt	1,234	221	90	1,545	1,355
• Long-term debt	—	725	37	762	688

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of June 30, 2009:

Series	Class	Nominal value (in million)	Outstanding nominal value (in million)	Outstanding debt	Interest rate (“Step- up”) (*)	Maturity date	Book value at June 30, 2009 (in million of $)					Fair value as of June 30, 2009
							Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 98	US$ 37	8.00%	Oct 2014	140	2	142	(1)	141	138
A-1	2	Euro 493	Euro 396	Euro 149	6.89%	Oct 2014	793	12	805	(5)	800	754

							933	14	947	(6)	941	892

Unlisted
A-2	1	US$ 7	US$ 7	US$ 3	8.00%	Oct 2014	11	—	11	—	11	10
A-2	2	Euro 41	Euro 41	Euro 15	6.89%	Oct 2014	82	1	83	(1)	82	78
A-2	3	Yen 12,328	Yen 12,328	Yen 4,645	3.69%	Oct 2014	183	2	185	(2)	183	173
A-2	4	$26	$26	(**)$14	3.42%	Oct 2014	14	—	14	—	14	12

							290	3	293	(3)	290	(***)273

							1,223	17	1,240	(9)	1,231	1,165

(*)	Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

(**)	The outstanding debt includes the CER adjustment.

(***)	Corresponds to the estimates made by Telecom considering the fair value of the Listed Notes.

As from the issuance of the Notes through April 15, 2009, Telecom has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011 and the 48.75% of the principal amortization payment scheduled to be paid on April 15, 2012. By means of this, since the issuance date of the notes, Telecom has cancelled 62.32075% of Series A Notes and 100% of Series B Notes (issued by US$999 million). As of the date of issuance of these consolidated financial statements, the 37.67925% of the Series A outstanding nominal value, is still unpaid.

In April 2009, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring a nominal principal amount of Euros 18,500,000 of Series A Euro Notes (equivalent to an outstanding principal amount of Euros 6,970,661). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. After these purchases, the nominal principal value amounts to Euros 395,575,550 (equivalent to an outstanding principal amount of Euros 149,049,900).

Measurement of the Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2009	B-	AA-	B	AA-

Covenants

Mandatory prepayments

If Telecom generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Telecom Group (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the June 30, 2009 financial statements, Telecom has determined an “excess cash” of $935.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the Notes require that Telecom complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Telecom is in compliance with all debt covenants.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

8.3. Restructured debt of the subsidiaries

(a) Personal

1.	Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

The following table shows the outstanding series of Notes as of June 30, 2009:

	Nominal value (in millions)	Outstanding nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of June 30, 2009 (in million of $)				Fair value as of June 30, 2009
Series						Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$240	US$191	5	December 2010	9.25	726	1	(1)	726	729

Total						726	1	(1)	726	729

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-

June 30, 2009	B-	AA-	B	AA-

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

2.	Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3.	Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4.	Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

5.	Bank overdrafts

At June 30, 2009, Personal had bank overdrafts amounting to $217 ($216 corresponding to principal and $1 to interest) at an average annual rate of 17.9%, maturing between July and September 2009. At the date of issuance of these consolidated financial statements, $117 were cancelled.

The terms and conditions of these bank overdrafts provide for certain events of default, considered usual for these kind of operations and similar as those described in 4 above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Nucleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaranies)

The following table shows the outstanding loans and the main terms as of June 30, 2009:

Nominal value (in million of Guaranies)	Amortization term	Payment of interest	Book value (in million of $)
50,800	18 months	Semi-annual	38
15,400	18 months	Quarterly	12
12,750	12 months	Quarterly	10
46,000	12 months	Between 3 and 9 months	34
12,000	6 months	Quarterly	9
14,500	4 months	Bimonthly	11
12,000	6 months	Between 1 and 3 months	9

163,450			123

The average annual rate of these loans is 11% in Guaranies.

Bank overdrafts

At June 30, 2009, Nucleo has bank overdrafts amounting to Guaranies 2,534 million (equivalent to $2).

9 – Shareholders’ equity

9.1 – Of the Company

As of June 30, 2009 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina – Inversiones S.L.

As of June 30, 2009, Sofora’ s shares are registered as owned by the Telecom Italia Group (50%) and W de Argentina – Inversiones S.L. (50%).

A Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries, including Telecom Personal, was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

On December 29, 2008, the Argentine Antitrust Commission (or the “CNDC”) issued Resolution No. 123/08 resolving that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal on the grounds that the parties would keep their rights, because CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in Note 7.b. Given the appeal’s rejection, Telecom Italia Group filed a complaint with the Civil and Commercial Federal Court of Appeals, requesting its review. A decision regarding said complaint is currently pending.

On March 26, 2009, the First Federal Court of Appeals for Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of Grupo Dracma S.A., as presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects that the Transaction described in Note 7.b may cause in Argentina, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first.

Nortel has been informed that W de Argentina – Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s stock ledger, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

(c) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, after the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

(d) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. Any redemption payment not declared nor paid by Nortel when due shall bear interest since the scheduled redemption payment date until the date it is made available to shareholders, at a rate equal to LIBOR.

Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, due to the lack of liquid and realized profits and/or distributable reserves.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such rights to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No. 214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	125.2
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	125.2
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	125.2
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	125.2
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	125.2
Redemption corresponding to fiscal year 2006 and thereafter	41.5	94.5

	317.0	720.5

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	43.2
Corresponding to fiscal year 2002	19.0	43.2
Corresponding to fiscal year 2003	19.0	43.2
Corresponding to fiscal year 2004	19.0	43.2
Corresponding to fiscal year 2005	19.0	43.2
Corresponding to fiscal year 2006	19.0	43.2
Corresponding to fiscal year 2007	19.0	43.2
Corresponding to fiscal year 2008	19.0	43.2
Corresponding to fiscal year 2009	9.7	21.9

	161.7	367.5

	478.7	1,088.0

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At June 30, 2009 and 2008, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither for the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at June 30, 2009 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At June 30, 2009, Telecom had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until Telecom absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings, held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom’s executive officers. From the total shares eligible for conversion approved by the Shareholders´ Meetings, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee for a two-year term.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of June 30, 2009 and December 31, 2008 consists of the following:

	As of June 30, 2009					As of December 31, 2008
	Telecom	Personal	Nucleo	Telecom USA	Total
Income tax provision	$160	$246	$3	$—	$409	$635
Credit on minimum presumed income tax	(23)	—	—	—	(23)	(235)
Payments in advance of income taxes	(16)	(111)	(1)	—	(128)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	3	—	—	—	3	—

Current Income tax payable	124	135	2	—	261	290

Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	14	—	—	—	14	—
Non current net deferred tax liabilities (assets)	200	(17)	(2)	1	182	224

Non-current Income tax payable	214	(17)	(2)	1	196	224

Total Income tax liabilities (assets)	$338	$118	$—	$1	$457	$514

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2009						As of December 31 2008
	Telecom	Personal	Nucleo	Telecom USA	Nortel	Total
Tax loss carryforwards	$—	$1	$—	$—	$5	$6	$5
Allowance for doubtful accounts	24	53	1	—	—	78	75
Provision for contingencies	119	35	—	—	—	154	155
Other deferred tax assets	84	16	—	—	—	100	114

Total deferred tax assets	227	105	1	—	5	338	349

Fixed assets	(50)	(58)	4	(1)	—	(105)	(108)
Inflation adjustments (i)	(377)	(15)	(3)	—	—	(395)	(416)
Purchase price allocation of Cubecorp’s fixed assets	—	—	—	—	—	—	(23)
Derivatives (ii)	—	—	—	—	—	—	(5)
Estimated cash dividends receivable from foreign companies	—	(3)	—	—	—	(3)	(5)

Total deferred tax assets (liabilities)	(427)	(76)	1	(1)	—	(503)	(557)

Subtotal deferred tax assets (liabilities)	(200)	29	2	(1)	5	(165)	(208)
- Valuation allowance (Note 15.e)	—	(12)	—	—	(5)	(17)	(16)

Net deferred tax assets (liabilities) as of June 30, 2009	(200)	17	2	(1)	—	(182)

Net deferred tax assets (liabilities) as of December 31, 2008	(iii )	$(219)	$(6)	$1	$—	$—	$(224)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges and has no impact in he consolidated statement of income.

(iii)	Includes $(9) of net deferred tax liabilities incorporated on January 1st, 2009, from the merger with Cubecorp.

Income tax expense for the six-month periods ended June 30, 2009 and 2008 consists of the following:

	Six-month period ended June 30, 2009
	Telecom	Personal	Nucleo	Telecom USA	Nortel	Total
Current tax expense	$(175)	$(253)	$(3)	$—	—	$(431)
Deferred tax benefit (expense)	18	20	1	(1)	1	39
Valuation allowance (Note 15.e)	—	(1)	—	—	(1)	(2)

Income tax expense	$(157)	$(234)	$(2)	$(1)	—	$(394)

	Six-month period ended June 30, 2008
	Telecom	Personal	Nucleo	Telecom USA	Nortel	Total
Current tax expense	$(153)	$(228)	$(6)	$—	—	$(387)
Deferred tax benefit	33	22	1	—	1	57
Valuation allowance (Note 15.e)	3	—	—	—	(1)	2

Income tax expense	$(117)	$(206)	$(5)	$—	—	$(328)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

Income tax expense for the six-month periods ended June 30, 2009 and 2008 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,914	17	1,931
Non taxable items – Gain on equity investees	(848)	—	(848)
Non taxable items – Other	17	—	17

Subtotal	1,083	17	1,100
Statutory income tax rate	35%	( *)

Income tax expense at statutory tax rate	(379)	(3)	(382)
Changes in deferred assets and liabilities	12	—	12
Law N° 26,476 Tax Regularization Regime (Note 11.e.2)	(19)	—	(19)
Additional income tax from cash dividends paid by foreign companies	(3)	—	(3)
Change in valuation allowance (Note 15.e)	(2)	—	(2)

Income tax expense as of June 30, 2009	(391)	(3)	(394)

	Argentina	International	Total
Pre-tax income on a separate return basis	1,643	33	1,676
Non taxable items – Gain on equity investees	(737)	—	(737)
Non taxable items – Other	2	2	4

Subtotal	908	35	943
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(318)	(3)	(321)
Additional income tax from cash dividends paid by foreign companies	(7)	(2)	(9)
Change in valuation allowance (Note 15.e)	2	—	2

Income tax expense as of June 30, 2008	(323)	(5)	(328)

(*)	The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 34%.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $1,198 as of June 30, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, Telecom could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Contingencies

Telecom is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2009, Telecom has established reserves in an aggregate amount of $439 to cover potential losses under these claims ($80 for regulatory contingencies deducted from assets and $359 included under liabilities) and certain amounts deposited in Telecom’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2009, these restricted funds totaled $26 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1.	Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of Telecom against the National Government and Telecom, requesting that Decree No. 395/92 – which expressly exempted Telecom from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to affront certain contingencies as a result of an adverse ruling, notwithstanding the right of repetition that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of June 30, 2009, the management of Telecom Argentina, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to hedge the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

1.	Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

(ii) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

Upon detailed analysis of the Regularization Regime, Telecom Argentina decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Telecom Argentina’s compliance with the Regularization Regime resulted in a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $38 (nominal value), $2 payable upon Telecom Argentina’s joining the Regime and the balance payable in 120 monthly installments at an annual interest rate of 9%. Telecom Argentina has also recognized a debt for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding balancing entries have been made to the Income statement, classified under “Financial results, net—generated by liabilities”, “Other expenses, net”, and “Income taxes -current and deferred-” itemized by nature of the debt or cancellation.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom for these claims through the issuance of treasury bonds. As of June 30, 2009, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed.

The management of Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index.

However, the Public Emergency Law and the reformation of the exchange regime, have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is in a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12 – Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

During the second quarter of 2009, the Telecom Group engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the remaining useful lives of their fixed assets and certain intangible assets as from January 1st, 2009. As a result of the work, the independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•	Telecom Argentina

External access copper cables based on the analysis of the materials used for the deployment of the copper network, its state of maintenance, the replacement plans, the extensive development of Broadband over copper networks and the depreciation policies applied by other operators, the independent appraisals recommended to extend the current useful life as of December 31, 2008, from a total of 15 years to a total of 18 years.

TDM Switches based on Telecom plans for improvement and maintenance of the existing switches which will allow at least their continuous use until late 2014, the independent appraisals recommended to extend their remaining useful life until December 31, 2014. They also recommended that TDM additions that may occur as from fiscal year 2009 shall be depreciated considering the mentioned time limit.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12 – Changes in useful lives of fixed assets in the Telecom Group (continued)

Customer premises transmission equipment the dynamism of telecommunications, the incremental bandwidth required by customers as well as technological advances, significantly reduce the possibility to reuse these types of equipment once the first stage of contracts with customers is over. Considering these facts, the independent appraisals recommended to shorten the useful life of the existing customer premises equipment from the current 5 years to 3 years. They also suggested that new additions as from January 1st, 2009 shall be depreciated in 3 years.

•	Personal

2G GSM technology equipment balances are included within fixed asset item lines categorized as “Wireless network access” and “Switching”. The independent report states that 2G GSM technology in Argentina may be seriously affected by new replacement technology during the year 2017. The specialist recommended:

(i) to extend only the remaining useful life of the 2007-2008 acquisitions by 2 years;

(ii) to maintain the current useful life (7 years) for the 2009-2010 acquisitions; and

(iii) to perform a new reassessment by the end of fiscal year 2011.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets.

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from January 1st, 2009. This change resulted in a $67 decrease in depreciation expense for the six-month period ended June 30, 2009 ($59 in the Voice, data and Internet segment and $8 in the Wireless segment). Of this amount, $34 corresponds to the first quarter of 2009. The application of the new useful lives resulted in a gain of $44, net of tax effect, during the first half of 2009.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Wireless	Personal
Nucleo
Springville (i)

(i)	Dormant entities at June 30, 2009 and 2008.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the six-month periods ended June 30, 2009 and 2008, more than 95% of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the six-month period ended June 30, 2009

☐	Income statement information

	Voice, data and Internet	Wireless			Nortel	Total
	(a)	Personal	Nucleo	Subtotal
Services	1,971	3,235	187	3,422	—	5,393
Equipment sales	19	339	3	342	—	361

Net sales	1,990	3,574	190	3,764	—	5,754
Salaries and social security	(529)	(142)	(17)	(159)	(1)	(689)
Taxes	(124)	(341)	(7)	(348)	—	(472)
Maintenance, materials and supplies	(196)	(79)	(11)	(90)	—	(286)
Bad debt expense	(21)	(50)	(1)	(51)	—	(72)
Interconnection costs	(87)	—	—	—	—	(87)
Cost of international outbound calls	(85)	—	—	—	—	(85)
Lease of circuits	(39)	(16)	(12)	(28)	—	(67)
Fees for services	(97)	(121)	(7)	(128)	(1)	(226)
Advertising	(49)	(98)	(11)	(109)	—	(158)
Agent commissions and distribution of prepaid cards commissions	(20)	(379)	(15)	(394)	—	(414)
Other commissions	(27)	(58)	(3)	(61)	—	(88)
Roaming	—	(86)	(2)	(88)	—	(88)
Charges for TLRD	—	(331)	(24)	(355)	—	(355)
Cost of sales	(19)	(496)	(5)	(501)	—	(520)
Others	(152)	(143)	(13)	(156)	—	(308)

Operating income (loss) before depreciation and amortization	545	1,234	62	1,296	(2)	1,839
Depreciation of fixed assets and amortization of intangible assets	(324)	(167)	(39)	(206)	—	(530)

Operating income (loss)	221	1,067	23	1,090	(2)	1,309
Gain on equity investees	—	13	—	13	—	13
Financial results, net	(87)	(56)	(9)	(65)	—	(152)
Other expenses, net	(34)	(38)	—	(38)	(2)	(74)

Net income (loss) before income tax and noncontrolling interest	100	986	14	1,000	(4)	1,096
Income tax, net	(158)	(234)	(2)	(236)	—	(394)
Noncontrolling interest	—	—	(4)	(4)	(319)	(323)

Net income (loss)	(58)	752	8	760	(323)	379

(a) Includes net sales of $21, operating income before depreciation of $8, operating profit of $6 and net income of $6 corresponding to Telecom USA.

☐ Balance sheet information

Fixed assets, net	4,057	1,829	368	2,197	—	6,254
Intangible assets, net	164	596	1	597	—	761
Capital expenditures (without ARO and debt issue costs)	383	217	15	232	—	615
Depreciation of fixed assets	(316)	(167)	(39)	(206)	—	(522)
Amortization of intangible assets (without debt issue costs)	(8)	—	—	—	—	(8)
Net financial debt	246	(688)	(122)	(810)	—	(564)

☐ Cash flow information

Cash flows provided by (used in) operating activities	799	507	45	552	(6)	1,345

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(465)	(255)	(36)	(291)	—	(756)
Decrease in investments not considered as cash and cash equivalents and other	2	—	—	—	—	2

Total cash flows used in investing activities	(463)	(255)	(36)	(291)	—	(754)

Cash flows from financing activities:
Debt proceeds	—	216	68	284	—	284
Payment of debt	(141)	(31)	(40)	(71)	—	(212)
Payment of interest and debt-related expenses	(46)	(30)	(4)	(34)	—	(80)
Dividends payments	—	—	(14)	(14)	—	(14)
Inter-segment transfers of cash	730	(716)	(20)	(736)	6	—

Total cash flows provided by (used in) financing activities	543	(561)	(10)	(571)	6	(22)

Increase (decrease) in cash and cash equivalents	879	(309)	(1)	(310)	—	569
Cash and cash equivalents at the beginning of the year	352	544	6	550	—	902

Cash and cash equivalents at the end of the period	1,231	235	5	240	—	1,471

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the six-month period ended June 30, 2008

☐	Income statement information

	Voice, data and Internet	Wireless			Nortel	Total
	(a)	Personal	Nucleo	Subtotal
Services	1,742	2,749	211	2,960	—	4,702
Equipment sales	22	323	4	327	—	349

Net sales	1,764	3,072	215	3,287	—	5,051
Salaries and social security	(433)	(114)	(16)	(130)	(1)	(564)
Taxes	(115)	(280)	(7)	(287)	—	(402)
Maintenance, materials and supplies	(158)	(76)	(12)	(88)	—	(246)
Bad debt expense	—	(28)	(1)	(29)	—	(29)
Interconnection costs	(78)	—	—	—	—	(78)
Cost of international outbound calls	(67)	—	—	—	—	(67)
Lease of circuits	(28)	(19)	(10)	(29)	—	(57)
Fees for services	(79)	(88)	(6)	(94)	(1)	(174)
Advertising	(59)	(114)	(17)	(131)	—	(190)
Agent commissions and distribution of prepaid cards commissions	(17)	(314)	(19)	(333)	—	(350)
Other commissions	(25)	(45)	(3)	(48)	—	(73)
Roaming	—	(87)	(2)	(89)	—	(89)
Charges for TLRD	—	(331)	(29)	(360)	—	(360)
Cost of sales	(18)	(425)	(5)	(430)	—	(448)
Others	(123)	(102)	(14)	(116)	—	(239)

Operating income (loss) before depreciation and amortization	564	1,049	74	1,123	(2)	1,685
Depreciation of fixed assets and amortization of intangible assets	(391)	(199)	(48)	(247)	—	(638)
Operating income (loss)	173	850	26	876	(2)	1,047
Financial results, net	(13)	(8)	13	5	—	(8)
Other expenses, net	(68)	(23)	—	(23)	(1)	(92)

Net income (loss) before income tax and noncontrolling interest	92	819	39	858	(3)	947
Income tax, net	(117)	(206)	(5)	(211)	—	(328)
Noncontrolling interest	—	—	(9)	(9)	(277)	(286)

Net income (loss)	(25)	613	25	638	(280)	333

(a) Includes net sales of $18, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom USA.

☐ Balance sheet information

Fixed assets, net	3,884	1,614	406	2,020	—	5,904
Intangible assets, net	148	602	—	602	—	750
Capital expenditures (without ARO and debt issue costs)	378	317	62	379	—	757
Depreciation of fixed assets	(383)	(196)	(48)	(244)	—	(627)
Amortization of intangible assets (without debt issue costs)	(8)	(3)	—	(3)	—	(11)
Net financial debt	(787)	(416)	(101)	(517)	—	(1,304)

☐ Cash flow information

Cash flows provided by (used in) operating activities	823	636	52	688	(4)	1,507
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(390)	(232)	(61)	(293)	—	(683)
Increase in investments not considered as cash and cash equivalents and other	516	—	—	—	—	516

Total cash flows provided by (used in) investing activities	126	(232)	(61)	(293)	—	(167)

Cash flows from financing activities:
Debt proceeds	—	3	85	88	—	88
Payment of debt	(822)	(59)	(23)	(82)	—	(904)
Payment of interest and debt-related expenses	(71)	(38)	(1)	(39)	—	(110)
Dividends payments	—	—	(26)	(26)	—	(26)
Inter-segment transfers of cash	231	(198)	(37)	(235)	4	—

Total cash flows provided by (used in) financing activities	(662)	(292)	(2)	(294)	4	(952)

Increase (decrease) in cash and cash equivalents	287	112	(11)	101	—	388
Cash and cash equivalents at the beginning of the year	223	221	14	235	—	458

Cash and cash equivalents at the end of the period	510	333	3	336	—	846

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 30, 2009	As of December 31, 2008
ASSETS
Non-Current Assets
Investments	2,580	2,201

Total non-current assets	2,580	2,201

TOTAL ASSETS	$2,580	$2,201

LIABILITIES
Current Liabilities
Accounts payable	$2	$2
Taxes payable	2	4

Total current liabilities	4	6

Non-Current Liabilities
Debt	13	6

Total non-current liabilities	13	6

TOTAL LIABILITIES	$17	$12
SHAREHOLDERS’ EQUITY	$2,563	$2,189

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,580	$2,201

Statements of income:

	Six-month periods ended June 30,
	2009	2008
Gain on equity investees	$384	$336
General and administrative expenses	(2)	(2)
Financial results, net	(1)	—
Other expenses, net	(2)	(1)

Net income	$379	$333

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2009	2008
Cash flows provided by (used in) operating activities	$(6)	$(4)
Cash flows provided by financing activities	6	4

Increase in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of year	—	—

Cash and cash equivalents at period-end	$—	$—

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year		Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	124		—	1	—	—	125
Building	1,541		—	—	5	(5)	1,541
Tower and pole	416		—	3	13	—	432
Transmission equipment	4,532		7	17	88	(10)	4,634
Wireless network access	1,707		—	5	78	(4)	1,786
Switching equipment	4,489		1	8	32	—	4,530
Power equipment	658		—	3	48	—	709
External wiring	6,366		—	—	91	—	6,457
Computer equipment	3,756		3	13	142	—	3,914
Telephony equipment and instruments	891		—	10	3	—	904
Equipment lent to customers at no cost.	165		20	8	1	(12)	182
Vehicles	158		1	—	—	(3)	156
Furniture	84		1	—	1	—	86
Installations	377		—	1	(4)	—	374
Improvements in third parties buildings	117		—	—	4	—	121
Work in progress	632		496	3	(495)	—	636

Subtotal	26,013	(a)	529	72	7	(34)	26,587
Asset retirement obligations	37		—	—	—	—	37
Advances to suppliers	19		—	—	(4)	—	15
Materials	212	(b)	86	3	(3)	(52)	246

Total as of June 30, 2009	26,281		615	75	—	(86)	26,885

Total as of June 30, 2008	24,778		751	202	—	(181)	25,550

	Depreciation							Net carrying value as of June 30, 2009	Net carrying value as of December 31, 2008
Principal account	Accumulated as of the beginning of the year	Annual rate (%)		Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—		—	—	—	—	125	124
Building	(890)	2 – 7		(17)	—	4	(903)	638	651
Tower and pole	(287)	5 – 7		(10)	(1)	—	(298)	134	129
Transmission equipment	(3,746)	10 – 13		(103)	(9)	10	(3,848)	786	786
Wireless network access	(1,250)	10 – 12		(49)	(3)	1	(1,301)	485	457
Switching equipment	(3,890)	10 – 15		(54)	(5)	—	(3,949)	581	599
Power equipment	(534)	7 – 10		(17)	(3)	(1)	(555)	154	124
External wiring	(5,007)	6		(88)	—	3	(5,092)	1,365	1,359
Computer equipment	(2,960)	18 – 20		(129)	(9)	—	(3,098)	816	796
Telephony equipment and instruments	(848)	13 – 20		(5)	(8)	—	(861)	43	43
Equipment lent to customers at no cost	(128)	50		(23)	(8)	12	(147)	35	37
Vehicles	(92)	20		(10)	(1)	3	(100)	56	66
Furniture	(70)	9 – 11		(2)	(1)	—	(73)	13	14
Installations	(267)	7 – 10		(8)	(1)	1	(275)	99	110
Improvements in third parties buildings	(80)	3		(6)	—	—	(86)	35	37
Work in progress	—	—		—	—	—	—	636	632

Subtotal	(20,049)			(521)	(49)	33	(20,586)	6,001	5,964
Asset retirement obligations	(25)	10 – 14		(1)	—	—	(26)	11	12
Advances to suppliers	—	—		—	—	—	—	15	19
Materials	—	—		—	—	—	—	246	212

Total as of June 30, 2009	(20,074)		(c)	(522)	(49)	33	(20,612)	6,273	6,207

Total as of June 30, 2008	(19,020)		(c)	(627)	(127)	128	(19,646)	5,904

(a)	Includes $7 in Transmission equipment, $20 in Equipment lent to customers at no cost and $50 in Work in progress, transferred from materials.

(b)	Net of $77 transferred to fixed assets.

(c)	Includes $(4) and $(26) in June 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	450	—	3	—	453
Debt issue costs	37	—	—	—	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	240	—	16	—	256
Rights of use	204	—	—	—	204
Exclusivity agreements	54	—	—	—	54
Customer relationship	2	—	—	—	2

Total as of June 30, 2009	1,645	—	19	—	1,664

Total as of June 30, 2008	1,570	6	59	—	1,635

	Amortization						Net	Net
Principal account	Accumulated as of the beginning of the year		Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period	carrying value as of June 30, 2009	carrying value as of December 31, 2008
Software obtained or developed for internal use	(447)		—	(2)	—	(449)	4	3
Debt issue costs	(32)		(3)	—	—	(35)	2	5
PCS license	(70)		—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)		—	(17)	—	(256)	—	1
Rights of use	(57)		(6)	—	—	(63)	141	147
Exclusivity agreements	(28)		(2)	—	—	(30)	24	26
Customer relationship	—		—	—	—	—	2	2

Total as of June 30, 2009	(873	)(a)	(11)	(19)	—	(903)	761	772

Total as of June 30, 2008	(810	)(b)	(16)	(59)	—	(885)	750

a)	An amount of $(6) is included in cost of services, $(2) in selling expenses and $(3) in financial results, net.

b)	An amount of $(7) is included in cost of services, $(4) in selling expenses and $(5) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30, 2009	Cost value as of June 30, 2009	Book value as of June 30, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Mutual funds
Superahorro$ Clase B Banco Santander Rio	$0.29	709,766,132	204	204	204	65
FBA Renta $ Banco Frances	$2.52	17,909,076	45	45	45	—
Other mutual funds			—	—	—	79

Total mutual funds			249	249	249	144

Government bonds
Germany Government bonds (i)	€1	44,500,000	246	227	246	223

Total government bonds			246	227	246	223

Related parties – Mutual funds
Alpha $ Clase A Standard Bank	$1.29	2,339,184	3	3	3	4

Total related parties			3	3	3	4

Total current investments			498	479	498	371

(i)	The Company has classified these securities as held-to-maturity as management has the intent and ability to hold them to maturity (September 2009).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	June 30, 2009	June 30, 2009	December 31, 2008
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 15.g)	$428	$428	$611
In Argentine pesos	744	748	107
In Argentine pesos – Related parties	10	10	—

Total current investments	$1,182	$1,186	$718

Total investments	$1,182	$1,186	$718

(e) Allowances and provisions

Items	Opening balances		Additions	Reclassifications	Deductions	As of June 30, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136		72	—	(55)	153
Allowance for doubtful accounts and other assets	13		—	—	—	13
Regulatory contingencies	11		—	3	(10)	4
Allowance for obsolescence of inventories	16		9	—	(2)	23

Total deducted from current assets	176		81	3	(67)	193

Deducted from non-current assets
Allowance for doubtful accounts receivables	1		—	—	—	1
Valuation allowance of net deferred tax assets (a)	16		2	—	(1)	17
Regulatory contingencies	75		4	(3)	—	76
Allowance for doubtful accounts and other assets	31		3	—	—	34
Write-off of materials	19		1	—	(1)	19

Total deducted from non-current assets	142		10	(3)	(2)	147

Total deducted from assets	318	(b)	91	—	(69)	340

Included under current liabilities
Provision for contingencies	36		—	26	(23)	39

Total included under current liabilities	36		—	26 (d)	(23)	39

Included under non-current liabilities
Provision for contingencies	319		27	(26)	—	320

Total included under non-current liabilities	319		27	(26)	—	320

Total included under liabilities	355	(c)	27	—	(23)	359

(a) This allowance is included in Taxes payable non-current.

(b) Includes $72 in selling expenses, $17 in other expenses, net and $2 in income tax.

(c) Includes $(36) and $63 in other expenses, net.

(d) Includes $(14) corresponding to legal fees for compliance with the Tax Regularization Regime, reclassified to Other liabilities.

Items	Opening balances		Additions	Reclassifications	Deductions	As of June 30, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126		30	—	(29)	127
Allowance for doubtful accounts and other assets	11		1	—	(1)	11
Regulatory contingencies	12		—	(1)	—	11
Allowance for obsolescence of inventories	18		3	—	(6)	15

Total deducted from current assets	167		34	(1)	(36)	164

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	109		(2)	—	(92)	15
Regulatory contingencies	64		7	1	—	72
Allowance for doubtful accounts and other assets	25		2	—	—	27
Write-off of materials	20		(1)	—	(3)	16

Total deducted from non-current assets	218		6	1	(95)	130

Total deducted from assets	385	(e)	40	—	(131)	294

Included under current liabilities
Provision for contingencies	49		—	24	(25)	48
Total included under current liabilities	49		—	24	(25)	48
Included under non-current liabilities
Provision for contingencies	243		53	(24)	—	272

Total included under non-current liabilities	243		53	(24)	—	272

Total included under liabilities	292	(f)	53	—	(25)	320

(e)	Includes $29 in selling expenses, $12 in other expenses, net, $1 in foreign currency translation adjustments and $(2) in income tax.

(f)	Included in other expenses, net.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Six-month periods ended June 30,
	2009	2008
Inventory balance at the beginning of the year	$267	$175
Plus:
Purchases	499	527
Holding results on inventories	11	(15)
Wireless handsets lent to customers at no cost (a)	(5)	(2)
Replacements	(7)	(6)
Foreign currency translation adjustments in inventory	2	—
Cost of services (Note 16.h)	2,379	2,259
Less:
Inventory balance at period end	(266)	(249)

COST OF SERVICES	$2,880	$2,689

(a)    Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2009	2008
Services
Net sales	$5,393	$4,702
Cost of sales	(2,360)	(2,241)

Gross profit from services	$3,033	$2,461

Handsets
Net sales	$342	$327
Cost of sales	(501)	(430)

Gross loss from handsets	$(159)	$(103)

Voice, Internet and data equipment
Net sales	$19	$22
Cost of sales	(19)	(18)
Gross profit from voice, Internet and data equipment	$—	$4

TOTAL GROSS PROFIT	$2,874	$2,362

(g) Foreign currency assets and liabilities

	As of June 30, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	3,497	0.0007519	$2	$4
Bank accounts	US$	3	3.79700	13	5
	G	824	0.0007519	1	—
Investments
Time deposits	US$	54	3.79700	204	307
	EURO	42	5.32420	224	304
Government bonds	EURO	46	5.32420	246	223
Accounts receivable
	US$	23	3.79700	87	87
	SDR	2	5.89380	9	5
	G	21,460	0.0007519	16	17
Related parties	US$	—	—	—	5
Other receivables
Prepaid expenses	US$	4	3.79700	16	10
	G	11,104	0.0007519	9	2
Others	US$	4	3.79700	15	20
	G	802	0.0007519	1	1
Non-current assets
Other receivables
Others	US$	1	3.79700	3	8
	G	415	0.0007519	1	1

Total assets				$847	$999

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

Current liabilities
Accounts payable
Suppliers	US$	170	3.79700	$645	$784
	G	45,378	0.0007519	19	18
	EURO	5	5.32420	29	42
Deferred revenues	G	4,718	0.0007519	4	7
Related parties	US$	9	3.79700	34	18
	EURO	2	5.32420	10	—
Debt
Notes – Principal	US$	40	3.79700	151	150
	EURO	164	5.32420	875	897
		¥4,645	0.03943	183	193
Banks loans and others – Principal	US$	—	—	—	5
	G	114,030	0.0007519	86	84
Accrued interest	US$	1	3.79700	3	3
	EURO	2	5.32420	13	13
		¥36	0.03943	2	2
	G	3,111	0.0007519	2	2
Bank overdrafts	G	2,534	0.0007519	2	—
Gain on discounting of debt	US$	—	3.79700	(1)	(1)
	EURO	(1)	5.32420	(6)	(6)
		¥(47)	0.03943	(2)	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,138	0.0007519	2	1
Taxes payable
Income tax	G	2,285	0.0007519	2	—
VAT	G	1,611	0.0007519	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.79700	12	10
Others	G	8,060	0.0007519	6	—
Non-current liabilities
Accounts payable
Related parties	US$	7	3.79700	26	27
Debt
Notes – Principal	US$	191	3.79700	725	688
Banks loans and others – Principal	G	49,420	0.0007519	37	—
Taxes payable
Deferred tax liabilities (assets)	G	(2,854)	0.0007519	(2)	(1)
	US$	—	3.79700	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	27	3.79700	104	86
Others	US$	1	3.79700	2	2

Total liabilities				$2,965	$3,022

(i)	US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR= Special Drawing Rights.

(h) Expenses

	Expenses			Six-month period ended June 30, 2009
	Cost of services	General and administrative	Selling
Salaries and social security	$311	$110	$274	$695
Recoverable costs	(3)	(1)	(1)	(5)
Capitalized costs	—	(1)	—	(1)
Depreciation of fixed assets	448	16	58	522
Amortization of intangible assets	6	—	2	8
Taxes	217	2	4	223
Turnover tax	249	—	—	249
Maintenance, materials and supplies	229	16	41	286
Bad debt expense	—	—	72	72
Interconnection costs	87	—	—	87
Cost of international outbound calls	85	—	—	85
Lease of circuits	67	—	—	67
Fees for services (a)	45	37	144	226
Advertising	—	—	158	158
Agent commissions and distribution of prepaid cards commissions	—	—	414	414
Other commissions	—	—	88	88
Roaming	88	—	—	88
Charges for TLRD	355	—	—	355
Cost of voice, Internet and data equipment sales	19	—	—	19
Transportation, freight and travel expenses	14	4	86	104
Energy, water and others	42	5	8	55
Rental expense	27	11	15	53
International and satellite connectivity	40	—	—	40
Others	53	2	1	56

Total	$2,379	$201	$1,364	$3,944

(a)	Includes $3 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

	Expenses			Six-month period ended June 30, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$257	$100	$223	$580
Recoverable costs	(6)	(2)	(3)	(11)
Capitalized costs	—	(5)	—	(5)
Depreciation of fixed assets	562	16	49	627
Amortization of intangible assets	7	—	4	11
Taxes	191	2	2	195
Turnover tax	207	—	—	207
Maintenance, materials and supplies	203	8	35	246
Bad debt expense	—	—	29	29
Interconnection costs	78	—	—	78
Cost of international outbound calls	67	—	—	67
Lease of circuits	57	—	—	57
Fees for services	37	31	106	174
Advertising	—	—	190	190
Agent commissions and distribution of prepaid cards commissions	—	—	350	350
Other commissions	—	—	73	73
Roaming	89	—	—	89
Charges for TLRD	360	—	—	360
Cost of voice, Internet and data equipment sales	18	—	—	18
Transportation, freight and travel expenses	5	8	63	76
Energy, water and others	28	3	5	36
Rental expense	24	7	11	42
International and satellite connectivity	22	—	—	22
Others	53	2	8	63

Total	$2,259	$170	$1,145	$3,574

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	342		—	(a)33	—		—	—	—
Not due
Third quarter 2009	1,684	685		172	1,516	250		86	306	27
Fourth quarter 2009	—	—		29	5	1,251		45	1	15
First quarter 2010	—	—		13	2	11		50	1	7
Second quarter 2010	—	—		14	2	33		29	261	9
JULY 2010 thru June 2011	—	—		42	4	762		24	3	27
JULY 2011 thru June 2012	—	—		9	22	—		18	2	13
July 2012 and thereafter	—	—		13	—	—		44	9	91
Not date due established	1	—		—	—	—		—	182	37

Total not due	1,685	685		292	1,551	2,307		296	765	226

Total as of June 30, 2009	1,685	1,027		292	1,584	2,307		296	765	226

Balances bearing interest	1,684	339		—	—	2,307		—	35	13
Balances not bearing interest	1	688		292	1,584	—		296	730	213

Total	1,685	1,027		292	1,584	2,307		296	765	226

Average annual interest rate (%)	6.32	(b	)	—	—	(c	)	—	9.00	6.00

(a)	At the date of issuance of these consolidated financial statements, $11 has been cancelled.

(b)	$52 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $137 bear 50% over the Banco Nación Argentina notes payable discount rate and $150 bear 28.48%.

(c)	See Note 8.

Franco Livini
Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2008 and 2007 on which we issued our unqualified report dated March 6, 2009, we report that:

a)	the consolidated financial statements of Nortel as of June 30, 2009 and 2008, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Nortel’s consolidated financial statements for the year ended December 31, 2008.

4.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and the Comisión Nacional de Valores;

b)	the financial statements of Nortel at June 30, 2009 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2009, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $ 32,216.36, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 7, 2009.

PRICE WATERHOUSE & CO. S.R.L.

By	Carlos N. Martínez	(Partner)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2009

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s results

The Company reached a net gain of $379 for the six-month period ended June 30, 2009. This gain was mainly generated by equity income from related companies.

•	Recent relevant matters

On August 5, 2009 the Board of Directors of Nortel resolved to call for an Ordinary Annual and Special Class “A” Preferred Shares’ Meeting to be held on September 11, 2009.

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2009:
March 31,	2,829	917	(a) 659	(95)	(a) 190
June 30,	2,925	922	652	(57)	189

	5,754	1,839	1,309	(152)	379

Year 2008:
March 31,	2,480	878	533	(60)	148
June 30,	2,571	807	514	52	185
September 30,	2,738	815	491	(104)	118
December 31,	2,819	827	500	(154)	68

	10,608	3,327	2,038	(266)	519

(a)	March 31, 2009’s net income includes a gain of $22, of which $34 correspond to the reduction of depreciation for changes in the useful lives of fixed assets (see Note 12 to the consolidated financial statements) and are included in Operating income, ($12) corresponds to its tax effect and ($10) correspond to its noncontrolling interest.

2. The Telecom Group

•	Net sales

During 1H09, consolidated net sales increased by 14% (+$703 vs. 1H08) to $5,754, mainly fueled by the cellular and Broadband businesses.

	Six-month periods ended June 30,
	2009	2008
Voice	1,377	1,322
Internet	486	339
Data transmission	127	103

Voice, data and Internet	1,990	1,764
Wireless – Personal	3,574	3,072
Wireless – Nucleo	190	215

Total net sales	5,754	5,051

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During the first half of 2009, revenues generated by these services amounted to $1,990, +13% vs. 1H08, where in relative terms Internet revenues have grown the most (+43% vs. 1H08).

•	Voice

Total revenues for this service reached $1,377 in 1H09 (+4% vs. 1H08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by $24, or 6% vs. 1H08, to $417, as a consequence of a higher number of lines in service (+2%), which reached more than 4.3 million, and 16% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $625, an increase of 3% vs. 1H08, despite a slight decrease in volume in local traffic (-6% vs. 1H08) and in domestic long distance traffic (-5% vs. 1H08) affected by the mobile substitution trend. Otherwise, international traffic continued growing slightly (+1% vs. 1H08).

Interconnection revenues amounted to $213 (+12% vs. 1H08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in Telecom’s fixed-line network.

Other revenues reached $122 (-9% vs. 1H08). This reduction is mainly as a consequence of a decrease in Public Telephony revenues (-$10 or -22% vs. 1H08).

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Data transmission revenues amounted to $127 (+23% vs. 1H08), generated by the offer of modern solutions to the corporate market geared toward addressing internal infrastructure needs. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting, among others).

Revenues related to Internet reached $486 (+$147 or 43% vs. 1H08), mainly due to the substantial expansion of the Broadband service, driven by an increase in subscribers, better network coverage in the northern region of the country, commercial promotions and innovation of the service portfolio. In addition, ARPU improved 16% when compared to 1H08 due to the clients that maintained the service paying full tariff, without promotions after the first six months of subscription.

As of June 30, 2009, Telecom reached 1,120,000 ADSL customers (+24% vs. 1H08). These connections represent approximately 26% of Telecom’s fixed lines in service.

Data Transmission and Internet together have significantly increased their contribution to net consolidated revenues reaching an 11% participation and representing 31% of fixed telephony segment revenues (vs. 25% in 1H08).

Cellular Telephony

In this quarter, clients have significantly increased reaching 15.4 million subscribers as of the end of June 2009 representing an increase of 0.4 million since March 2009 and 2.2 million since June 2008. During 1H09, net revenues reached $3,764 (+15% vs. 1H08).

•	Personal in Argentina

As of the end of June 2009, Personal reached 13.6 million subscribers in Argentina (+2.2 million, or +19% vs. 1H08) which allowed the company to enhance its market position and strengthens its potential for future revenue growth. During 1H09 the strong increase in net additions continued with the incorporation of about 1 million subscribers (vs. +0.7 million net additions in 1H08).

Approximately 68% of the overall subscriber base is prepaid and 32% is postpaid (including “Cuentas claras” plans).

Personal continued with the consistent growth in revenues (including handset sales) reaching $3,574 (+16% vs. 1H08), supported by the increase in the post-paid subscribers base, in the overall voice traffic minutes by 17% vs. 1H08 and in value-added services (“VAS”) revenues by 33% vs. 1H08. Service revenues reached $3,235 (+18% vs. 1H08) where 32% of them correspond to VAS revenues. Noteworthy is SMS traffic performance, which climbed from a monthly average of 1,062 million messages in 1H08 to 2,624 million in 1H09 (+147% vs. 1H08), with similar service quality levels.

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) remained stable at approximately $40 pesos in 1H09 despite a significant level of penetration.

Personal’s contribution to consolidated margins has improved since 1H08 despite its intense commercial activity focused on the expansion of its subscriber base and high-value segment retention efforts continued with a higher .

•	Personal in Paraguay

By the end of June 2009, Nucleo’s subscriber base reached approximately 1.8 million customers (+1% vs. 1H08). Prepaid and postpaid customers represented 90% and 10%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to $190 during 1H09 (-12% vs. 1H08).

Both the global crisis that affected the Paraguayan economy, impacting in the lower level of activity, as well as intensive operator competition levels, had its effect on Nucleo’s income.

•	Operating costs

The cost of services, administrative expenses and selling expenses totaled $4,443 in 1H09, which represents an increase of $441, or +11% vs. 1H08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure of the Group and greater expenses related to competition in cellular and internet businesses.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Six-month periods ended June 30,
	2009	2008
Salaries and social security	(688)	(563)
Taxes	(472)	(402)
Maintenance, materials and supplies	(286)	(246)
Bad debt expense	(72)	(29)
Interconnection costs	(87)	(78)
Cost of international outbound calls	(85)	(67)
Lease of circuits	(67)	(57)
Fees for services	(225)	(173)
Advertising	(158)	(190)
Agent commissions and distribution of prepaid cards commissions	(414)	(350)
Other commissions	(88)	(73)
Roaming	(88)	(89)
Charges for TLRD	(355)	(360)
Cost of voice and data equipment sales and wireless handsets	(520)	(448)
Others	(308)	(239)

Subtotal	(3,913)	(3,364)
Depreciation of fixed assets	(522)	(627)
Amortization of intangibles assets	(8)	(11)

Operating costs	(4,443)	(4,002)

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $688 (+22% vs. 1H08), affected by increases in salaries and the related social security charges. Regarding personnel, the decrease in headcount in fixed segment (-368 employees vs. 1H08) was partially compensated by the incorporation of 161 employees in the same period in the cellular business. The total headcount at the end of 1H09 was 15.322 employees (-207 employees vs. 1H08).

•	Taxes reached $472 (+17% vs. 1H08), influenced mainly by higher rates in turnover taxes, municipal taxes and a higher volume of revenues.

•

Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $682 (+5% vs. 1H08) generated by higher traffic between mobile operators that accompanies the increase in revenues.

•

Agents, distribution of prepaid cards and other commissions were $502 (+19% vs. 1H08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volume and sales of cards was registered.

•	Advertising amounted to $158 (-17% vs. 1H08) and was oriented towards supporting the commercial activity in mobile services and Internet, and to strengthening the brand position of the Telecom Group.

•	Cost of handsets totaled $520 (+16% vs. 1H08) mainly due to an increase in the sale of handsets to new subscribers and in the number of upgraded terminals related to the customer loyalty programs.

•	Bad debt expense reached $72 (+$43 vs. 1H08), representing 1% of the consolidated net revenues.

•

Depreciation of Fixed and Intangible Assets reached $530 (-17% vs. 1H08). Fixed-line telephony totaled $324 (-17% vs. 1H08) and cellular telephony totaled $206 (-17% vs. 1H08), mainly due to the change of the useful lives of certain fixed assets that generated a reduction in the amount of depreciation (-$67 in 1H09). Additionally, 1H08 included Personal’s TDMA technology depreciation charges amounting to $64, ended in March 2008.

•	Other costs totaled $819 (+24% vs. 1H08). The increase was due to the inflationary effects on related services.

•	Financial results, net

Financial results, net resulted in a loss of $151, an increase of $143 vs. 1H08. This was due to the loss registered in foreign currency exchange (-$242 vs. 1H08), since the appreciation of the Argentine Peso against the US dollar occurred in 1H08 by 4%; compensated by lower net interest (+$73 vs. 1H08) and the positive effect of holding results generated by inventories (+$26 vs. 1H08).

•	Net financial debt

As of June 30 2009, Net financial debt (Loans minus Cash, Cash Equivalents and Derivatives for Notes included in Other receivables) amounted to $564, a reduction of $735 as compared to June 2008 and $339 when compared to December 2008.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

During 1H09, Personal purchased a nominal amount of US$8.77 million Series 3 Notes due 2010. Furthermore, during April 2009 Telecom Argentina purchased Notes in an aggregate principal nominal amount of Euros 18.5 million of Telecom’s Series A Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 6.97 million). The Notes acquired were cancelled according to the terms and conditions of the respective Indentures.

On April 15, 2009, Telecom Argentina made, together with the corresponding interest payment, a principal mandatory payment of Notes (according to the terms and conditions of the restructured debt) in the amount of US$40 million (US$29 million of principal and US$11 million in interest), with the excess cash determined as of December 31, 2008.

•	Capital expenditures

During 1H09, the Telecom Group invested $615 (including materials) in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses ($383) and cellular business ($232). In relative terms, capex reached 11% of the revenues.

Main capex projects are related to the expansion of Broadband services, the gradual upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G) and the launch of new and innovative value-added services.

•	Initiatives

•	Voice, Data transmission and Internet

During 1H09 one of the main offerings to residential customers was a bundled commercial package combining fixed-telephony broadband and satellite TV. This product is the result of a commercial agreement between Telecom and Direct TV. It is available in several cities in the country and will soon be extended throughout Telecom´s entire area of operation.

As for the specific services to the SME market, Telecom developed a new platform that will offer all services of the Arnet BIZ family. This platform allows SME customers access to several value-added services (own domain availability, webmail, gigamail, agenda, mail collector and SMS from the e-mail, among others). The new platform is hosted in Telecom’s Datacenter, with high capacity and availability that ensures connectivity to the Internet for SMEs directly through Telecom’s IP Backbone.

In this way Telecom intensifies its strategy of offering small and medium-sized innovative services comparable to those rendered to large corporations, without the need for important investments.

During 2Q09, Telecom continued enhancing its position as an integrated provider of ICT solutions for wholesale and government segments. It was chosen by different clients to provide communication solutions for the optimization of operations of businesses processes. Among these are noted:

•

Main Data Center Service for “Sistema Unico de Boleto Electronico” (SUBE), the Unified System for paying public transport in the metropolitan areas: Telecom will provide hosting service for the servers of administrative, transactional and service applications. It also includes the connectivity with AMBA (Buenos Aires Metropolitan Area) and the city of Rosario.

•	9-1-1 Emergency System in Rosario: Telecom was selected by the government of the Province of Santa Fe to perform the pilot test for the Integrated Management Emergency System in the city of Rosario.

•

Data Center for Arcos Dorados Latinoamerica S.A.: Telecom developed a tailor-made solution that includes hosting service for servers, data storage in the storage area network (SAN), centralized back-up and professional assistance services to manage information, applications and servers that are critical for sustaining its operations in Latin America.

•	Cellular telephony

During this quarter, in connection with Father’s Day and in the framework of the campaign “Personal te conviene” (‘Personal is convenient’), a new value offer integrating important benefits was launched to the market. New plans were designed incorporating, among other benefits, like numbers to make communications free of charge between our clients and extra credit.

Mobile Broadband has been enhanced, by data plans and the 2.0 version of the Pack oriented to social networks. International roaming service was extended also for prepaid clients to more than 200 different destinations all over the world.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Furthermore, continuing with the strategic links between Personal and the entertainment industry, Pack Music was introduced, the first market offer that integrates the acquisition of digital music in the package of services for current client plans.

Personal continued with the expansion of third generation infrastructure in both capacity and coverage that, under the HSDPA/UPA standard, allows content under optimal conditions peaks of up to 7.2 MB of theoretical download velocity in certain cities.

All of these actions are consistent with the strategy of enabling content and services to enhance the expansion of value-added services.

•	Recent relevant matters

During 1H09, Personal made a dividend payment in cash of $730. The distribution was approved by the Ordinary Shareholder´s Meeting of Personal held on March 31, 2009.

On August 4, 2009 the Board of Directors of Telecom Argentina resolved to call for the Annual Ordinary and Extraordinary Shareholders’ Meeting to be held on September 9, 2009.

•	Closing prices of Class “B” Shares of Telecom

Month	2005	2006	2007	2008	2009
January	6.44	7.97	12.75	12.80	5.86
February	8.11	7.74	13.00	14.50	5.45
March	7.07	8.20	13.05	13.50	5.97
April	6.69	7.75	13.80	11.25	6.80
May	7.03	6.75	17.20	12.15	6.78
June	6.96	7.00	15.25	9.35	10.00
July	7.20	7.87	13.75	8.33	10.45
August	6.95	8.43	16.50	8.24
September	7.40	8.52	15.65	7.98
October	7.92	9.25	15.25	4.40
November	8.15	10.50	16.80	5.80
December	7.90	11.90	14.30	6.00
Annual increase (decrease)	23%	51%	20%	(58%)

3. Summary comparative consolidated balance sheets

	AS of June 30,
	2009	2008	2007	2006	2005
Current assets	3,221	2,502	2,018	1,509	4,826
Non current assets	7,083	6,706	6,743	6,871	7,405

Total assets	10,304	9,208	8,761	8,380	12,231

Current liabilities	3,979	3,880	3,216	2,587	9,746
Non current liabilities	1,558	1,574	2,981	3,765	1,458

Total liabilities	5,537	5,454	6,197	6,352	11,204

Noncontrolling interest	2,204	1,748	1,190	945	480
Shareholders’ equity	2,563	2,006	1,374	1,083	547

Total liabilities, noncontrolling interest and Shareholders’ equity	10,304	9,208	8,761	8,380	12,231

4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2009	2008	2007	2006	2005
Net sales	5,754	5,051	4,202	3,348	2,578
Operating costs	(4,445)	(4,004)	(3,477)	(2,928)	(2,353)

Operating income	1,309	1,047	725	420	225
Gain on equity investees	13	—	—	6	7
Financial results, net	(152)	(8)	(218)	(297)	298
Other expenses, net	(74)	(92)	(59)	(87)	(49)
Gain on debt restructuring	—	—	—	—	(15)

Net incomebefore income tax and noncontrolling interest	1,096	947	448	42	466
Income tax benefit (expense), net	(394)	(328)	(158)	65	(4)
Noncontrolling interest	(323)	(286)	(137)	(55)	(211)

Net income from continuing operations	379	333	153	52	251
Loss from discontinued operations	—	—	56	—	(2)

Net income	379	333	209	52	249

Net income per share (in pesos)	34.14	30.02	18.22	3.33	22.36

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5.	Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

June 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,849,527	142	3,847,013	(27,581)	3,878,264	3,698	3,862,719	7,284	3,821,595	13,936
NGN lines	634,212	29,056	392,940	19,868	94,600	7,700	—	—	—	—

Installed lines	4,483,739	29,198	4,239,953	(7,713)	3,972,864	11,398	3,862,719	7,284	3,821,595	13,936
Lines in service (a)	4,335,026	29,292	4,252,785	28,452	4,137,787	20,588	3,996,919	30,602	3,853,561	35,082
Customers lines	3,958,934	17,975	3,888,521	24,207	3,790,270	21,151	3,663,152	25,928	3,534,019	27,874
Public phones installed	53,703	(2,161)	64,159	(2,950)	78,205	(2,087)	82,308	276	83,762	339
Lines in service per 100 inhabitants (b)	22.2	0.1	21.9	0.1	21.5	0.1	20.9	0.1	20.4	0.2
Lines in service per employee	388	2	368	2	360	1	352	4	340	1

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.

(b)	Corresponding to the northern region of Argentina.

Internet

June 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,120,000	52,000	902,000	61,000	602,000	76,000	300,000	50,000	162,000	23,000
Dial Up subscribers	59,000	(3,000)	71,000	(2,000)	79,000	(6,000)	105,000	(6,000)	138,000	(5,000)

Total subscribers	1,179,000	49,000	973,000	59,000	681,000	70,000	405,000	44,000	300,000	18,000

• Cellular telephone service Personal

June 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,576,000	59,000	1,269,000	71,000	925,000	100,000	616,000	47,000	500,000	22,000
“Cuentas claras” plans	2,774,000	(48,000)	2,583,000	60,000	2,263,000	66,000	1,876,000	141,000	989,000	282,000
Prepaid subscribers	9,236,000	404,000	7,527,000	366,000	6,693,000	405,000	4,382,000	335,000	3,324,000	286,000

Total subscribers	13,586,000	415,000	11,379,000	497,000	9,881,000	571,000	6,874,000	523,000	4,813,000	590,000

Nucleo

June 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	23,000	—	24,000	1,000	22,000	—	21,000	—	21,000	—
“Plan control” plans	148,000	5,000	143,000	2,000	134,000	2,000	106,000	4,000	86,000	9,000
Prepaid subscribers	1,580,000	(69,000)	1,567,000	49,000	1,246,000	72,000	664,000	97,000	460,000	23,000

Subtotal cellular	1,751,000	(64,000)	1,734,000	52,000	1,402,000	74,000	791,000	101,000	567,000	32,000
Internet subscribers	17,000	1,000	12,000	1,000	3,000	2,000	—	—	—	—

Total subscribers	1,768,000	(63,000)	1,746,000	53,000	1,405,000	76,000	791,000	101,000	567,000	32,000

6.	Consolidated ratios

June 30,	2009	2008	2007	2006	2005
Liquidity (1)	0.81	0.65	0.63	0.58	0.49
Solvency (2)	0.86	0.69	0.41	0.32	0.09
Locked up capital (3)	0.69	0.73	0.77	0.82	0.61

(1)	Current assets/Current liabilities.

(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.

(3)	Non current assets/Total assets.

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7.	Outlook

During the present fiscal year the Telecom Group has continued with the strategy of increasing its customer base as well as the revenues in every business segment.

Growth in fixed line telephony continues in line with the trend of past years as the market reaches maturity. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp (already mergered with Telecom since 1Q09), will allow the Telecom Group to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

The Cellular Telephony continues expanding its subscriber base but at a more moderate pace. The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products has continued, not only to keep the loyalty of existing customers, but also to make Personal the preferred brand in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (in 2009 it represented approximately 32% of Personal’s Services Sales). It is also expected that the offer of mobile Internet, shall strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans in modern technologies. Telecom Argentina shall invest to sustain the growth in Broadband services, to continue gradually developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position because, for the very first time, Telecom has a net financial asset position and there are no financial commitments of Personal during the present fiscal year which cannot be settled by the internal cash flow generation. As a consequence, the Telecom Group considers that the level of its consolidated financial net debt will continue to decrease.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Franco Livini Chairman of the Board of Directors

VII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 25, 2009	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager